EXHIBIT 18.1

October 20, 2017

Board of Directors
Calpine Corporation
717 Texas Avenue
Suite 1000
Houston, Texas 77002

Dear Board of Directors of Calpine Corporation:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017. Note 1 therein describes a change in accounting principle regarding the presentation of derivative instrument assets and liabilities, as well as the related fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable). Specifically, the Company will transition from a gross presentation to a net presentation for instruments executed with the same counterparty where a right of setoff exists. It should be understood that the preferability of one acceptable method of accounting over another for such presentation has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2016. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP